Exhibit 3.1

AMENDMENT OF BYLAWS

OF

SPANSION INC.

Article VII, Section 7.1 of the Company’s Bylaws were amended and restated to read as follows in its entirety:

Certificates of Stock. Shares of capital stock of the Corporation may be certificated or uncertificated, as provided for under the Delaware General Corporation Law (“DGCL”). Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the Chairman of the Board or Chief Executive Officer and by the Secretary or an Assistant Secretary, Treasurer or an Assistant Treasurer of the Corporation, certifying the number of shares owned by such stockholder. Any or all of the signatures on the certificate may be by facsimile.

Article VII, Section 7.3 of the Company’s Bylaws were amended and restated to read as follows in its entirety:

Transfers of Stock. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. If such stock is certificated and except where a certificate is issued in accordance with Section 7.5 of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.